IVY DISTRIBUTORS, INC.

Information for Possession or Control Requirements under Rule 15c3-3

December 31, 2018

The Company claims exemption from the provisions of Section 403.4 of the Regulations under Section 15C of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) of Rule 15c3-3 as of and for the year ended December 31, 2018 and, therefore, is not required to present any information relating to possession or control requirements.

See accompanying report of independent registered public accounting firm.